Exhibit 8.9

                           DAVIS POLK & WARDWELL
                           450 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10017


                              (212) 450-4571


                                                               April 22, 1996

Morgan Stanley Group Inc.
1585 Broadway
New York, NY 10036

         Re:  Morgan Stanley Group Inc.
              Exchangeable Notes Due April 30, 2002
              -------------------------------------
Dear Sirs:

         We have acted as special tax counsel for you in connection with the issuance of your $26,000,000 aggregate principal amount Exchangeable Notes (the "Notes") due April 30, 2002, exchangeable for shares of common stock of the Federal National Mortgage Association and shares of common stock of the Student Loan Marketing Association (collectively, the "Basket Stocks" and each individually a "Basket Stock"). In our opinion, the discussion set forth below is a summary of the material U.S. federal income tax considerations that are generally relevant to holders of the Notes. The summary is based on tax laws in effect as of the date hereof, which are subject to change by legislative, judicial or regulatory action that in some cases may have retroactive effect. This summary does not address all of the tax considerations that may be relevant to a holder in light of such holder's particular circumstances. In particular, this summary addresses only persons who hold Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"), and does not deal with persons subject to special rules, such as foreign persons, certain financial institutions, insurance companies, dealers in options or securities or purchasers holding Notes as a part of a hedging transaction or straddle or as part of a "synthetic security" or other integrated investments. This summary also does not deal with holders other than initial holders of the Notes who purchase Notes at the Issue Price. Because of the absence of authority on point, there are substantial uncertainties regarding the U.S. federal income tax consequences of an investment in the Notes.

         As used herein, the term "United States Holder" means a holder of a Note that is (i) a United States citizen or a resident of the United States for U.S. federal income tax purposes, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source or
(iv) a person otherwise subject to U.S. federal income taxation on a net income basis in respect of such holder's ownership of the Notes.

         The Notes will be treated as debt for United States federal income tax purposes.

         Although proposed Treasury regulations addressing the treatment of contingent debt instruments were issued on December 15, 1994, such regulations, which generally would require current accrual of contingent amounts and would affect the character of gain on the sale, exchange or retirement of a Note, by their terms apply only to debt instruments issued on or after the 60th day after the regulations are finalized.

         Under general United States federal income tax principles, upon exercise of the Exchange Right or upon payment pursuant to the Company Exchange Right, a United States Holder will recognize gain or loss equal to the difference between the amount realized (which, if the Company delivers Basket Stocks, will be the fair market value of such stock at the time of the exchange, plus any cash received in lieu of fractional shares) on the exchange and such Holder's tax basis in the Note. A United States Holder receiving any of the Basket Stocks will have a basis in such Basket Stock equal to its fair market value at the time of the exchange and a holding period in such stock beginning the day after the date of the exchange. With respect to accrual basis taxpayers receiving the Call Price in cash pursuant to the Company Exchange Right, such accrual basis taxpayers may recognize gain or loss at the time the Notice is received rather than at the time of payment. Any loss recognized on any exchange will be treated as capital loss. It is unclear, however, under existing law whether gain recognized on any exchange will be treated as ordinary or capital in character. Prospective investors should consult their tax advisors regarding the character of gain recognized upon exercise of the Exchange Right or the Company Exchange Right.

         United States Holders that have acquired debt instruments similar to the Notes and have accounted for such debt instruments under proposed, but subsequently withdrawn, Treasury regulation Section 1.1275-4 may be deemed to have established a method of accounting that must be followed with respect to the Notes, unless consent of the Commissioner of the Internal Revenue Service is obtained to change such method. Absent such consent, such a Holder would be required to account for the Note in the manner prescribed in withdrawn Treasury regulation Section 1.1275-4. The Internal Revenue Service, however, would not be required to accept such method as correct.

         Any gain or loss recognized on the sale or other taxable disposition (other than pursuant to the Exchange Right or the Company Exchange Right or upon maturity of the Notes) of a Note will be treated as capital in character.

         There can be no assurance that the ultimate tax treatment of the Notes would not differ significantly from the description herein. Prospective investors are urged to consult their tax advisors as to the possible consequences of holding the Notes.

         Certain noncorporate United States Holders may be subject to backup withholding at a rate of 31% on payments (whether in cash or by delivery of the Basket Stocks) of principal, premium and interest (including original issue discount, if any) on, and the proceeds of disposition of, a Note.
Backup withholding will apply only if the Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be his Social Security number, (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service that it has failed to properly report payments of interest and dividends or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the Internal Revenue Service that it is subject to backup withholding for failure to report interest and dividend payments. United States Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

         The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against such Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the offering of the Notes. We also consent to the use of our name under the caption "United States Federal Taxation" in the pricing supplement relating to the Notes (the "Pricing Supplement"). Capitalized terms appearing herein and not defined have the meanings assigned to such terms in the Pricing Supplement.

                                 Very truly yours,